Contracted Services, Inc.

Your Source for Innovative Network Solutions

March 8, 2007

Mr. H. Christopher Owings, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington D.C., 20549

Re:

Contracted Services, Inc.

Request for Accelerated Effectiveness

File No. 333-136643

Dear Mr. Owings:

Per the recommendation of Ms. Anita Karu, Staff Attorney for the Securities and Exchange Commission, and being advised that there are no further comments regarding the Registration Statement for Contracted Services, Inc. and that we may request accelerated effectiveness, we herewith file this request.

Please consider this our request for accelerated effectiveness for the above named company, Contracted Services, Inc.  By requesting accelerated effectiveness we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement and the following:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are requesting an effective date and time of March 15, 2007 at 9:00 a.m. This date and time have been selected per the approval of Ms. Anita Karu, Staff Attorney for the S.E.C. and upon filing of the appropriate request.

Should you have any questions please do not hesitate to call me at (727) 410-0740.

Sincerely,

/s/ JOHN CORN

John Corn, President

5222 110th Avenue North – Clearwater, Florida 33760